EXHIBIT 99.1

Canagold Announces Acquisition of Securities of Damara Gold

Vancouver, Canada – January 4, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB:CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) reports that on December 31, 2021, it acquired control of 9,841,371 common shares (each, a “Damara Share”) in the capital of Damara Gold Corp. (“Damara”) as consideration pursuant to an assumption and assignment agreement dated October 15, 2020 between Damara and Canagold.

As previously disclosed by Damara on December 7, 2020, Damara entered into an assignment and assumption agreement with Canagold on October 15, 2020, pursuant to which Canagold has assigned (the “Assignment”) all of its rights, obligations, interests and assets with respect to a property option agreement dated December 20, 2018 and amended on June 3, 2019 between Canagold, Universal Copper Ltd. (“Universal”) and Sydney Wilson (“Wilson”) to acquire a 75% interest in certain mineral claims of Universal and Wilson. The Damara Shares issued to Canagold have an aggregate deemed value of C$787,310, or C$0.08 per Damara Share.

Consideration for the Assignment included the issuance of 3,594,941 Damara Shares to Canagold (which Canagold has since divested of) and a further issuance of 9,841,371 Damara Shares on or before December 31, 2021.

As a result, Canagold owns 9,841,371 Damara Shares (as disclosed by Canagold in its early warning report dated December 31, 2021). Prior to the issuance of the Damara Shares, Canagold did not own or control any Damara Shares. Immediately following the issuance of the Damara Shares, Canagold, owns and controls a total of 9,841,371 Damara Shares, representing approximately 14.16% of the issued and outstanding Damara Shares.

The Damara Shares were acquired for investment purposes. Canagold may, from time to time, acquire additional securities, dispose of some or all of the securities of Damara that it holds or may continue to hold the Damara Shares.

Damara’s head office is located at. Landmark 3, 335 - 1632 Dickson Avenue, Kelowna, BC, V1Y7T2. To obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see Damara’s profile on the SEDAR website www.sedar.com.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential gross proceeds of the offering, the timing of closing and the potential use of proceeds from the offering . In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.